UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 29, 2012

DOLLAR TREE, INC.
(Exact name of registrant as specified in its charter)

VIRGINIA
(State or Other Jurisdiction of Incorporation)

0-25464	26-2018846
(Commission File Number)	(I.R.S. Employer Identification No.)

500 Volvo Parkway
Chesapeake, VA 23320
(Address of Principal Executive Offices and Zip Code)

(757) 321-5000
(Registrant’s Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01. Other Events.

On May 29, 2012, Dollar Tree, Inc. issued a press release announcing that its Board of Directors had approved a 2-for-1 stock split in the form of a 100% common stock dividend. The new shares will be distributed on June 26, 2012, for shareholders of record as of the close of business on June 12, 2012.

Item 9.01. Financial Statements and Exhibits.

(c) Exhibits.

99.1 Press release dated May 29, 2012 issued by Dollar Tree, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

DOLLAR TREE, INC.

Date: May 29, 2012

By: /s/ Kevin S. Wampler
Kevin S. Wampler
Chief Financial Officer

EXHIBITS

Exhibit 99.1 - Press release dated May 29, 2012 issued by Dollar Tree, Inc.

Exhibit 99.1

DOLLAR TREE, INC. ANNOUNCES 2-FOR-1 STOCK SPLIT

CHESAPEAKE, Va. – May 29, 2012 – Dollar Tree, Inc. (NASDAQ: DLTR), the nation's leading operator of discount variety stores selling everything for $1 or less, announced today that its Board of Directors has approved a 2-for-1 stock split in the form of a 100% common stock dividend. The new shares will be distributed on June 26, 2012, for shareholders of record as of the close of business on June 12, 2012. With the stock split, the number of outstanding shares of the company’s common stock will increase from approximately 116 million shares, pre-split, to approximately 232 million shares, post-split.

“Dollar Tree is committed to building value for long-term shareholders,” said Bob Sasser, President and Chief Executive Officer. “The stock dividend announced today is designed to increase the liquidity of the Company’s stock and provide a more attractive entry point for shareholders, affording the potential to broaden the shareholder base.”

Dollar Tree, a Fortune 500 Company, operated 4,451 stores across 48 states and 5 Canadian Provinces as of April 28, 2012, with total retail selling square footage of 38.6 million. To learn more about the Company, visit www.DollarTree.com.

A WARNING ABOUT FORWARD-LOOKING STATEMENTS: Our press release contains "forward-looking statements" as that term is used in the Private Securities Litigation Reform Act of 1995. Forward-looking statements address future events, developments or results and typically use words such as believe, anticipate, expect, intend, plan, forecast, or estimate. For example, our forward-looking statements include statements regarding liquidity and broadening the shareholder base. For a discussion of the risks, uncertainties and assumptions that could affect our future events, developments or results, you should carefully review the “Risk Factors,” "Business," and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections in our Annual Report on Form 10-K filed March 15, 2012 and our Quarterly Report on Form 10-Q filed May 27, 2012. We are not obligated to release publicly any revisions to any forward-looking statements contained in this press release to reflect events or circumstances occurring after the date of this report and you should not expect us to do so.

CONTACT: Dollar Tree, Inc., Chesapeake
Timothy J. Reid, 757-321-5284
www.DollarTree.com